Exhibit 99.1

Alpha Tau Announces Receipt of Radioactive License to Allow Production in Main Manufacturing Floor at its Jerusalem Site, Amended Radioactive License with Increased Capacity at Lawrence, MA Site

JERUSALEM, June 16, 2022 /PRNewswire/ -- Alpha Tau Medical Ltd. (Nasdaq: DRTS) (“Alpha Tau” or the “Company”), the developer of the innovative alpha-radiation cancer therapy Alpha DaRT™, today announced that the Israeli Ministry of Environmental Protection has granted the Company an active radioactive license for use and possession of Thorium-228 and Radium-224, radioactive materials which are utilized in the production of the Alpha DaRT sources, in the main manufacturing floor of the Company’s production facility in Jerusalem. This license will enable the Company to shift production from a smaller, ancillary installation at the site, to the main manufacturing floor, thereby achieving a nearly 3x increase in production capacity, to yield approximately 90,000 Alpha DaRT sources per year. As the Jerusalem site has been designed to support production of up to 400,000 sources per year, the Company anticipates applying in the future for additional increases to the radioactive license, in order to further expand its production capacity and fully utilize the Jerusalem facility.

In addition, the Company is also pleased to announce that the Radiation Control Program of the Department of Public Health of the Commonwealth of Massachusetts has amended the license previously issued to Alpha Tau’s subsidiary, Alpha Tau Medical Inc., tripling the amount of Thorium-228 for use and possession at the Lawrence, MA site, from 10 milliCurie to 30 milliCurie.

"These are important milestones in the continued planned development of our global manufacturing capabilities," said Uzi Sofer, CEO of Alpha Tau. "While our site in Lawrence, MA continues to serve our global needs for the production of Thorium-228 generators, the receipt of a larger license will allow us to expand our production capacity as intended and work toward local manufacturing of Alpha DaRT sources on the ground in the U.S. The increase of the Israeli production capacity arrives at a perfect time, as we wrap up our first U.S. clinical trial and look towards our upcoming U.S. multi-center pivotal trial, alongside a broader set of activities around the world."

Alpha Tau COO Amnon Gat added, "The continued expansion of our manufacturing capacity is critical to ensure sufficient and timely supply of our Alpha DaRT treatment to patients worldwide. Moreover, our ability to bring Alpha DaRT production into the U.S. will allow us to increase our redundancy across multiple plants and to support a steady supply of Alpha DaRT treatments for our patients in our various clinical trials."

About Alpha DaRT

Alpha DaRT (Diffusing Alpha-emitters Radiation Therapy) is designed to enable highly potent and conformal alpha-irradiation of solid tumors by intratumoral delivery of radium-224 impregnated sources. When the radium decays, its short-lived daughters are released from the sources and disperse while emitting high-energy alpha particles with the goal of destroying the tumor. Since the alpha-emitting atoms diffuse only a short distance, Alpha DaRT aims to mainly affect the tumor, and to spare the healthy tissue around it.

About Alpha Tau Medical Ltd.

Founded in 2016, Alpha Tau is an Israeli medical device company that focuses on research, development, and potential commercialization of the Alpha DaRT for the treatment of solid tumors. The technology was initially developed by Prof. Itzhak Kelson and Prof. Yona Keisari from Tel Aviv University.

Forward-Looking Statements

This press release includes "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. When used herein, words including "anticipate," "being," "will," "plan," "may," "continue," and similar expressions are intended to identify forward-looking statements. In addition, any statements or information that refer to expectations, beliefs, plans, projections, objectives, performance or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking. All forward-looking statements are based upon Alpha Tau's current expectations and various assumptions. Alpha Tau believes there is a reasonable basis for its expectations and beliefs, but they are inherently uncertain. Alpha Tau may not realize its expectations, and its beliefs may not prove correct. Actual results could differ materially from those described or implied by such forward-looking statements as a result of various important factors, including, without limitation: (i) Alpha Tau's ability to receive regulatory approval for its Alpha DaRT technology or any future products or product candidates; (ii) Alpha Tau's limited operating history; (iii) Alpha Tau's incurrence of significant losses to date; (iv) Alpha Tau's need for additional funding and ability to raise capital when needed; (v) Alpha Tau's limited experience in medical device discovery and development; (vi) Alpha Tau's dependence on the success and commercialization of the Alpha DaRT technology; (vii) the failure of preliminary data from Alpha Tau's clinical studies to predict final study results; (viii) failure of Alpha Tau's early clinical studies or preclinical studies to predict future clinical studies; (ix) Alpha Tau's ability to enroll patients in its clinical trials; (x) undesirable side effects caused by Alpha Tau's Alpha DaRT technology or any future products or product candidates; (xi) Alpha Tau's exposure to patent infringement lawsuits; (xii) Alpha Tau's ability to comply with the extensive regulations applicable to it; (xiii) the ability to meet Nasdaq's listing standards; (xiv) costs related to being a public company; (xv) changes in applicable laws or regulations; (xix) impacts from the COVID-19 pandemic; and the other important factors discussed under the caption "Risk Factors" in Alpha Tau's annual report filed on form 20-F with the SEC on March 28, 2022, and other filings that Alpha Tau may make with the United States Securities and Exchange Commission. These and other important factors could cause actual results to differ materially from those indicated by the forward-looking statements made in this press release. Any such forward-looking statements represent management's estimates as of the date of this press release. While Alpha Tau may elect to update such forward-looking statements at some point in the future, except as required by law, it disclaims any obligation to do so, even if subsequent events cause its views to change. These forward-looking statements should not be relied upon as representing Alpha Tau's views as of any date subsequent to the date of this press release.

Investor Relations Contact

IR@alphatau.com